United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale completes transaction on PTVI

Rio de Janeiro, June 28th, 2024 – Following the announcements made on November 17th, 2023[1] and February 26th, 2024[2], Vale S.A. ("Vale" or "Company") informs that its subsidiary Vale Canada Limited (“VCL”), together with Sumitomo Metal Mining Co., Ltd. (“SMM”) and PT Mineral Industri Indonesia (“MIND ID”), have completed the divestment transaction relating to PT Vale Indonesia Tbk (“PTVI”). VCL has received approximately US$ 155 million in cash for its portion of the share sale to MIND ID.

Effective 28 June 2024, MIND ID holds approximately 34% of PTVI’s issued shares, with VCL and SMM holding approximately 33.9% and 11.5%, respectively, and the remainder listed on the Indonesia Stock Exchange.

In connection with the completion of this divestiture, the Government of the Republic of Indonesia has issued a special mining business license (IUPK), confirming PTVI's legal right to continue to operate until December 2035, with rights to extend the license beyond this period. The issuance of this license enables PTVI to further unlock its growth potential through its investment in Indonesian projects.

VCL maintains significant economic exposure to PTVI as a non-operated joint venture and will continue to provide strong governance through appointments to the Board of Commissioners. Moreover, VCL’s existing offtake rights are preserved.

Vale remains committed to enhancing regional opportunities for the responsible production of nickel, an essential metal for the global energy transition.

Gustavo Duarte Pimenta

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Mariana Rocha: mariana.rocha@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

Pedro Terra: pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

[1] With the title “Vale informs agreement on divestment of PTVI”, available here.

[2] With the title “Vale signs definitive agreement on PTVI divestment”, available here.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: June 28, 2024		Director of Investor Relations